GRAPEFRUIT USA, inc.

10866 WILSHIRE BLVD. SUITE 225

LOS ANGELES, CA 90024

May 27, 2020

Diane Fritz

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grapefruit USA, Inc. Form 10-K for Fiscal Year Ended December 31, 2019
Filed April 10, 2020
File No. 000-50099

Dear Ms. Fritz:

By letter dated May 4, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Grapefruit USA, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K for Fiscal Year Ended December 31, 2019 filed on April 10, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2019

Financial Statements for the Years Ended December 31, 2019 and 2018, page 23

1.	It appears that there have been certain changes to the financial statements presented in your Form 10-K compared to those previously filed in your Exchange Act reports. Please tell us about any changes made to your financial statements and explain why they were made. If changes were made to correct errors in your previously issued financial statements, provide the disclosures required by FASB ASC 250-10-50-7, and tell us how you considered filing an Item 4.02 Form 8-K.

RESPONSE:

In response to the Staff’s comment, we note that during our audit process for the Fiscal Year ended December 31, 2019, management concluded that the Company’s financial statements for the three and nine month period ended September 30, 2019, filed with the Securities and Commission on a Quarterly Report on Form 10-Q/A on February 18, 2020, were incorrect, due to errors related to the recording of asset and equity components related to the reverse merger transaction, that resulted in material misstatements of goodwill and paid in capital.

Originally, management took the view that the accounting acquiree, Imaging3, was not, for legal purposes, a shell company and therefore treated the reverse merger as a reverse acquisition. During our audit process for the Fiscal Year ended December 31, 2019, the Company’s auditors informed management that even though the accounting acquiree was not a shell company, the transaction would be appropriately accounted for as a reverse capitalization, because a transaction where a private company merges into a public company that has net assets that are not assessed as “nominal” may be accounted for as a recapitalization. For this to be the case, in addition to the former private company owners having actual or effective control of the merged entities after the transaction, with shareholders of the former public shell continuing only as passive investors, the pre-transaction net assets of the public company should be non-operating assets.

The Company also evaluated the related guidance that the Staff considers that the merger of a private operating company into a public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. As such, for accounting purposes, mergers of operating private companies into public shell companies are considered to be capital transactions rather than business combinations. These transactions are equivalent to the issuance of stock by the private company for the net monetary assets, if any, of the shell corporation, accompanied by a recapitalization. The accounting for the transaction is identical to that resulting from a reverse acquisition, except that goodwill or other intangibles should not be recognized.

Based on these considerations and further review, management revised the accounting treatment to record the transaction as a recapitalization when preparing the statements in its Annual Report on Form 10-K.

For additional detail, please see our Current Report on Form 8-K filed with the SEC on May 13, 2020, and our Quarterly Report on Form 10-Q/A for the period ended September 30, 2019 filed with the SEC on May 15, 2020.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Bradley Yourist
Chief Executive Officer
Grapefruit USA, Inc.
10866 Wilshire Boulevard, Suite 225
Los Angeles, CA 90024